FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of October 2009
ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)
3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv • ISRAEL
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐

Registrant’s Press Release dated October 20, 2009.

-FOR IMMEDIATE RELEASE-
ELRON ANNOUNCES UPDATE IN CONNECTION WITH SPECIAL
GENERAL MEETINGTO BE HELD ON OCTOBER 29, 2009
Tel Aviv, Israel — October 20, 2009- Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that, further to Elron’s previous announcements (1) on September 29, 2009, publishing proxy materials in connection with its Special General Meeting of shareholders scheduled to take place at 10:30am on October 29, 2009 at which shareholders will be asked to approve the sale of the Company’s holding in NetVision Ltd. (“NetVision”) to Discount Investment Corporation Ltd. and Clal Industries and Investments Ltd. and (2) on September 23, 2009 stating that NetVision announced that it is in very preliminary stages of examining possibilities of a business combination with Cellcom Israel Ltd., Elron has received certain supplemental information.
According to a supplemental report received on October 19, 2009, from the independent appraiser, Kesselman Finance PricewaterhouseCoopers Ltd., which provided a valuation of NetVision in connection with the proposed transaction, and a clarification received on October 20, 2009, from the independent expert, Deloitte Economic Consulting Services (1986) Ltd., which provided a fairness opinion with respect to the transaction price, the conclusions set forth in each of the said valuation and fairness opinion remain unchanged. A brief summary of the valuation and the complete fairness opinion were attached to Elron’s proxy materials filed with the U.S. Securities and Exchange Commission and the Israeli Securities Authority on August 26, 2009. The aforementioned supplemental report and clarification will be filed under Form 6-K with the U.S. Securities and Exchange Commission and will be made available on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov and a corresponding filing will be made with the Israel Securities Authority and made available on the Israel Securities Authority’s website at http://www.magna.isa.gov.il.
Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a high-technology holding company traded in the Nasdaq and in the Tel-Aviv Stock Exchange. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. Included in our group companies are well established companies which are leaders in their fields, such as Given Imaging and 013 NetVision, together with innovative start-up s who possess growth potential in Israel and the rest of the world. For further information, please visit www.elron.com. www.elron.com
Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)
By:	/s/Rinat Remler
Rinat Remler
VP & CFO

Dated: October 20, 2009